UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On January 13, 2021, CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that it issued a notice of full redemption with respect to its 7.750% Senior Secured Notes due 2026 (the “2026 Notes”).

The aggregate principal amount of the 2026 Notes being redeemed is U.S.$1,000,000,000, which represents the total aggregate principal amount of 2026 Notes outstanding as of the date of this report. The 2026 Notes are expected to be fully redeemed on February 16, 2021 (the “Redemption Date”) at a redemption price equal to the greater of (1) 100% of the principal amount of such 2026 Notes and (2) the sum of the present value of 103.875% of the principal amount of such 2026 Notes plus each remaining scheduled payment of interest thereon during the period between the Redemption Date and April 16, 2021 (exclusive of interest accrued to the Redemption Date), in each of cases (1) and (2) above, discounted to the Redemption Date in accordance with the indenture governing the 2026 Notes, plus, in each case, any accrued and unpaid interest on the principal amount of the 2026 Notes, if any, to the Redemption Date.

This report contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. These forward-looking statements reflect the CEMEX, S.A.B. de C.V.’s and its direct and indirect subsidiaries (the “Company”) current expectations and projections about future events based on the Company’s knowledge of present facts and circumstances and assumptions about future events, as well as the Company’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from the Company’s expectations. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Many risks, uncertainties and other important factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on the Company, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, the Company’s products and services; the cyclical activity of the construction sector; the Company’s exposure to other sectors that impact its and its clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which the Company operates or that affect its operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust and acquisition-related rules and regulations; the Company’s ability to satisfy its obligations under the Company’s material debt agreements, the indentures that govern the Company’s outstanding senior secured notes and the Company’s other debt instruments and financial obligations, including the Company’s perpetual debentures; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of the Company’s below investment grade debt rating on its cost of capital and on the cost of the products and services the Company purchases; loss of reputation of our brands; the Company’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives, implement its pricing initiatives for the Company’s products and generally meet the Company’s “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for the Company’s sales, invoicing, procurement, financial statements and other processes that can adversely affect the Company’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States – Mexico – Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the Company’s public filings. You are urged to carefully consider the risks, uncertainties and other factors that affect the Company’s business and operations and should review future reports filed by the Company with the U.S. Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: January 13, 2021	By:	/s/ Rafael Garza
Name: Rafael Garza Title: Chief Comptroller